Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
BOSTON THERAPEUTICS, INC.

BOSTON THERAPEUTICS, INC. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:  That, by unanimous written consent of the directors of the Corporation, a resolution approving an amendment to the Certificate of Incorporation of the Corporation to increase the authorized stock of the Corporation was duly adopted and declared to be advisable.  The resolution setting forth the amendment is as follows:

RESOLVED:	That the Certificate of Incorporation of Boston Therapeutics, Inc. be amended by changing Article FOURTH thereof by deleting the first paragraph of said Article FOURTH in its entirety and replacing it with the following:

"FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Five Million (205,000,000) shares, consisting of (i) Two Hundred Million (200,000,000) shares of Common Stock, $0.001 par value per share ("Common Stock"), and (ii) Five Million (5,000,000) shares of Preferred Stock, $.001 par value per share ("Preferred Stock")."

SECOND:  That in lieu of a meeting and vote of the stockholders, the stockholders have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD:  That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, I have signed this Certificate of Amendment on behalf of the Corporation as of this 11th day of September, 2013.

/s/ David Platt, Ph.D.
David Platt, Ph.D., President